UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. )1

VirnetX Holding Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92823T108

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 19, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92823T108

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		417,839
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

417,839
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

417,839
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 92823T108

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,575,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,575,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,575,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 92823T108

1	NAME OF REPORTING PERSON

JEC II Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,525,819
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,525,819
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,525,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 92823T108

1	NAME OF REPORTING PERSON

Michael Torok
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,680,819
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,680,819
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,680,819
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 92823T108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, par value $0.0001 per share (the “Shares”), of VirnetX Holding Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 308 Dorla Court, Suite 206, Zephyr Cove, Nevada 89448.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	The Radoff Family Foundation, a Texas non-profit corporation (the “Radoff Foundation”), with respect to the Shares directly and beneficially owned by it;
(ii)	Bradley L. Radoff (together with the Radoff Foundation, “Radoff”), with respect to the Shares directly and beneficially owned by him and as a director of the Radoff Foundation;
(iii)	JEC II Associates, LLC, a Delaware limited liability company (“JEC II”), with respect to the Shares directly and beneficially owned by it; and
(iv)	Michael Torok (together with JEC II, “JEC”), with respect to the Shares directly and beneficially owned by him and as the Manager of JEC II.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of the Radoff Foundation and Mr. Radoff is 2727 Kirby Drive, Unit 29L, Houston, Texas 77098. The principal business address of JEC II and Mr. Torok is 68 Mazzeo Drive, Randolph, Massachusetts 02368. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of the Radoff Foundation. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(c)       The principal business of the Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as a private investor. The principal business of JEC II is investing in securities. The principal occupation of Mr. Torok is serving as the Manager of JEC II.

(d)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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CUSIP No. 92823T108

(f)       Messrs. Radoff and Torok are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by the Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 417,839 Shares directly owned by the Radoff Foundation is approximately $510,123, including brokerage commissions

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,157,161 Shares directly owned by Mr. Radoff is approximately $2,622,848, including brokerage commissions.

The Shares purchased by JEC II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,525,819 Shares owned directly by JEC II is approximately $2,111,539, including brokerage commissions.

The Shares directly owned by Mr. Torok were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 155,000 Shares directly owned by Mr. Torok is approximately $181,808, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer (the “Board”), engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including an alternative sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

7

CUSIP No. 92823T108

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 71,424,650 Shares outstanding as of November 4, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 8, 2022.

A.	The Radoff Foundation

(a)        As of the date hereof, the Radoff Foundation beneficially owns directly 417,839 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 417,839
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 417,839
4. Shared power to dispose or direct the disposition: 0

B.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff beneficially owns directly 2,157,161 Shares. As a director of the Radoff Foundation, Mr. Radoff may be deemed to beneficially own the 417,839 Shares owned by the Radoff Foundation.

Percentage: Approximately 3.6%

(b)	1. Sole power to vote or direct vote: 2,575,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,575,000
4. Shared power to dispose or direct the disposition: 0
C.	JEC II
(a)	As of the date hereof, JEC II beneficially owns directly 1,525,819 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 1,525,819
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,525,819
4. Shared power to dispose or direct the disposition: 0

D.	Mr. Torok
(a)	As of the date hereof, Mr. Torok beneficially owns directly 155,000 Shares. As the Manager of JEC II, Mr. Torok may be deemed to beneficially own the 1,525,819 Shares owned by JEC II.

Percentage: Approximately 2.4%

8

CUSIP No. 92823T108

(b)	1. Sole power to vote or direct vote: 1,680,819
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,680,819
4. Shared power to dispose or direct the disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 4,255,819 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 6.0% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(c)	Schedule B annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons during the past 60 days. All of such transactions were effected in the open market unless otherwise noted therein.
(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 29, 2022, the Reporting Persons entered into a Group Agreement (the “Group Agreement”) pursuant to which, among other things, the parties agreed (i) to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (ii) to coordinate their activities with respect to the Issuer, and (iii) that expenses incurred in connection with the group’s activities would be split evenly between Radoff and JEC with each such party paying 50% of the expenses. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Group Agreement, dated December 29, 2022.

9

CUSIP No. 92823T108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2022

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

JEC II Associates, LLC

By:	/s/ Michael Torok
	Name:	Michael Torok
	Title:	Manager

/s/ Michael Torok
Michael Torok

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CUSIP No. 92823T108

SCHEDULE A

Directors and Officers of The Radoff Family Foundation

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Bradley L. Radoff Director*
Rose Radoff Director and Secretary	Director and Secretary	2727 Kirby Drive, Unit 29L, Houston, Texas 77098	United States
Russell Radoff Director	Medical Doctor	Medical Clinic of Houston, L.L.P. 1701 Sunset Boulevard Houston, Texas 77005	United States

* Mr. Radoff is a Reporting Person and, as such, the information with respect to Mr. Radoff called for by the Schedule 13D is set forth therein.

11

CUSIP No. 92823T108

SCHEDULE B

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

THE RADOFF FAMILY FOUNDATION

Purchase of Common Stock	13,361	1.2700	12/02/2022
Purchase of Common Stock	15,582	1.2499	12/06/2022
Purchase of Common Stock	50,000	1.2345	12/07/2022
Purchase of Common Stock	137,839	1.2683	12/14/2022

BRADLEY L. RADOFF

Purchase of Common Stock	4,929	1.2500	11/01/2022
Purchase of Common Stock	331,802	1.2280	11/02/2022
Purchase of Common Stock	2,800	1.2200	11/03/2022
Purchase of Common Stock	4,820	1.2700	11/07/2022
Purchase of Common Stock	7,837	1.2525	11/16/2022
Purchase of Common Stock	7,372	1.2736	11/17/2022
Purchase of Common Stock	37,274	1.2600	11/21/2022
Purchase of Common Stock	16,917	1.2600	11/22/2022
Purchase of Common Stock	17,552	1.2579	11/28/2022
Purchase of Common Stock	123,665	1.2575	11/29/2022
Purchase of Common Stock	10,819	1.2788	11/30/2022
Purchase of Common Stock	21,141	1.2110	12/05/2022
Purchase of Common Stock	24,245	1.2600	12/08/2022
Purchase of Common Stock	36,452	1.2656	12/09/2022
Purchase of Common Stock	34,025	1.2792	12/12/2022
Purchase of Common Stock	50,000	1.2850	12/13/2022
Purchase of Common Stock	29,296	1.2701	12/15/2022
Purchase of Common Stock	35,000	1.1780	12/19/2022
Purchase of Common Stock	65,000	1.1976	12/20/2022
Purchase of Common Stock	57,049	1.2013	12/21/2022
Purchase of Common Stock	52,951	1.1869	12/22/2022
Purchase of Common Stock	41,649	1.1960	12/23/2022
Purchase of Common Stock	98,351	1.2008	12/27/2022
Purchase of Common Stock	25,000	1.2099	12/28/2022

JEC II ASSOCIATES, LLC

Purchase of Common Stock	61,113	1.1845	11/02/2022
Purchase of Common Stock	20,778	1.2498	11/23/2022
Purchase of Common Stock	4,222	1.2500	11/25/2022
Purchase of Common Stock	30,114	1.2489	11/28/2022
Purchase of Common Stock	25,834	1.2468	11/29/2022
Purchase of Common Stock	511	1.2500	11/30/2022
Purchase of Common Stock	3,341	1.2500	12/02/2022
Purchase of Common Stock	72,422	1.2343	12/05/2022
Purchase of Common Stock	19,313	1.2469	12/06/2022
Purchase of Common Stock	36,413	1.2289	12/07/2022
Purchase of Common Stock	2,396	1.2500	12/13/2022
Purchase of Common Stock	23,795	1.2500	12/14/2022
Purchase of Common Stock	30,050	1.2487	12/15/2022
Purchase of Common Stock	19,705	1.2268	12/16/2022
Purchase of Common Stock	108,770	1.1576	12/19/2022
Purchase of Common Stock	56,888	1.1856	12/20/2022
Purchase of Common Stock	15,453	1.1933	12/21/2022
Purchase of Common Stock	19,375	1.1837	12/22/2022
Purchase of Common Stock	26,233	1.1995	12/23/2022
Purchase of Common Stock	33,005	1.1863	12/27/2022
Purchase of Common Stock	78,571	1.1593	12/28/2022